                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                         (Amendment No.                 )*


                                Hartmarx Corporation

               -----------------------------------------------------
                                  (Name of Issuer)

                      Common Stock, Par Value $2.50 Per Share

                      ---------------------------------------
                           (Title of Class of Securities)

                                     417119104

                           ------------------------------
                                   (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages (s))

                              Page  1  of   4   Pages


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CUSIP No.  417119104           13G                     Page  2  of  4  Pages

 (1) Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of Above Persons

      Sasco Capital, Inc.
-------------------------------------------------------------------------------

 (2)  Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   /X/
-------------------------------------------------------------------------------

 (3)  SEC Use Only

-------------------------------------------------------------------------------

 (4)  Citizenship or Place of Organization

      Fairfield, Connecticut
-------------------------------------------------------------------------------

 Number of Shares    (5)  Sole Voting Power
    Beneficially
    Owned by              1,709,600
    Each Reporting   ----------------------------------------------------------
    Person With      (6)  Shared Voting Power

                          None
                     ----------------------------------------------------------
                     (7)  Sole Dispositive Power

                          3,252,900
                     ----------------------------------------------------------
                     (8)  Shared Dispositive Power

                          None
-------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      3,252,900
-------------------------------------------------------------------------------
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)

      9.6%
-------------------------------------------------------------------------------
(12)  Type of Reporting Person*

      IA


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                                                           Page  3  of  4  Pages
Item 1(a) Name of Issuer:

          The issuer of the securities to which this statement relates is Hartmarx Corporation.

Item 1(b) Address of Issuer's Principal Executive Offices:

          101 North Wacker Drive
          Chicago, IL  60606

Item 2(a) Name of Person Filing:

          Sasco Capital, Incorporated

Item 2(b) Address of Principal Business Office:

          10 Sasco Hill Road
          Fairfield, CT  06430

Item 2(c) Citizenship:

          Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d) Title of Class of Securities:

          Common stock, par value $2.50 per share.

Item 2(e) CUSIP Number:

          417119104

Item 3 This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

          Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4    Ownership.

          The 3,252,900 acquired by Sasco Capital, Inc. constitute 9.6% of the outstanding shares of Hartmarx Corporation. Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 3,252,900 and has the sole power to vote 1,709,600 shares. Sasco Capital, Inc. has no shared powers with regards to any other shares of Hartmarx Corporation.

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                                                  Page  4  of  4  Pages

Item 5    Ownership of 5% or less of a Class

          Not applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8    Identification and Classification of Members of the Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

Item 10   Certification.

          By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Daniel L. Leary
                                        --------------------------------
                                        Daniel L. Leary
                                        Secretary
                                        January 30, 1998